Exhibit 99.1

350327 PRESS RELEASE

AEGON ENTERS INTO NATIONAL COOPERATION AGREEMENTS WITH

INDUSTRIAL AND COMMERCIAL BANK OF CHINA

AND BANK OF COMMUNICATIONS

The Hague, July 21, 2005 – AEGON-CNOOC Life Insurance Company Ltd., the 50/50 joint venture of AEGON with China National Offshore Oil Corporation (CNOOC), has signed national cooperation agreements with two leading banks in the Peoples Republic of China: the Industrial and Commercial Bank of China (ICBC) and the Bank of Communications (BoCom).

These agreements will give AEGON-CNOOC the opportunity to provide a broad range of life insurance and accident and supplemental health insurance products to the customer bases of both ICBC and BoCom.

These national agreements with ICBC and BoCom strengthen AEGON-CNOOC’s range of distribution channels that includes banks, agents, brokers and direct marketing and will support the company’s geographic expansion across the Peoples Republic of China.

About AEGON N.V.

AEGON N.V. is one of the world’s leading listed life insurance companies ranked by market capitalization and assets. AEGON’s head office is in The Hague, the Netherlands. At the end of 2004, AEGON companies employed about 27,000 people worldwide.

AEGON’s businesses focus on life insurance and pensions, savings and investment products. The group is also active in accident and supplemental health insurance and general insurance, and has limited banking activities.

AEGON’s three major markets are the United States, the Netherlands and the United Kingdom. In addition, the group is present in a number of other countries including Canada, Hungary, Slovakia, Spain and Taiwan. AEGON is also active in China, Poland and the Czech Republic.

About the Industrial and Commercial Bank of China

Established in 1984, the Industrial and Commercial Bank of China is the largest commercial bank in the Peoples Republic of China. ICBC, which is headquartered in Beijing, offers a wide range of businesses to about 100 million personal clients and 8.1 million corporate clients and utilizes over 20,000 domestic outlets and 70 overseas outlets. As of the end of 2003, ICBC’s total assets of RMB 5,279 billion were equivalent to about a fifth of the total assets of all financial institutions within the Chinese banking industry.

About the Bank of Communications

Established in 1908, the Bank of Communications is the fifth largest commercial bank in the Peoples Republic of China based on its total assets of RMB 1,145 billion at December 31, 2004. BoCom, which is headquartered in Shanghai, has three principal lines of business: corporate banking, retail banking and treasury operations. The bank has a network of over 2,500 domestic outlets and more than 1,400 self-service centers in 137 cities in China. As of June 23, 2005, BoCom has been listed on the Hong Kong stock exchange.

Forward looking statements

The statements contained herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Forward-looking statements are made based upon management’s current expectations and beliefs concerning future developments and their potential effects upon the company. There can be no assurance that future developments affecting the company will be those anticipated by management. Actual results may differ materially from those included in the forward-looking statements.

These forward-looking statements involve risks and uncertainties including, but not limited to, the following: (1) changes in general economic conditions, including the performance of financial markets and interest rates; (2) customer responsiveness to both new products and distribution channels; (3) competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for the company’s products; (4) acts of God; (5) terrorism and acts of war; (6) mortality, morbidity and other factors that may affect the profitability of the company’s insurance products; and (7) the company’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

AEGON N.V.

Group Corporate Affairs & Investor Relations

The Hague, the Netherlands
Analysts & Investors	+31 (0)70 344 83 05
Media	+31 (0)70 344 83 44
E-mail	gca-ir@aegon.com

Baltimore, the United States
Analysts & Investors	+1 877 548 9668 (toll free) / +1 410 576 45 77
Media	+1 410 576 45 26
E-mail	ir@aegonusa.com

Website: www.aegon.com

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